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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5 )1

Pharmos Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
717139307
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
Page 1 of 4 pages

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	717139307	13D	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Lloyd I. Miller, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF-OO-AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,613,097

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		352,178

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,613,097

WITH	10	SHARED DISPOSITIVE POWER:

		352,178

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,965,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.7%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     INTRODUCTION
          This constitutes Amendment No. 5 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 3, 2006, as amended (the “Statement”), relating to the common stock, par value $0.03 per share (the “Shares”) of Pharmos Corporation (the “Company”). The Company has its principal executive offices at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
          “The purpose of this Amendment is to report that since the filing of Amendment No.4 to the Statement, dated November 8, 2006, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller, solely as a result of a change in the aggregate number of outstanding Shares”.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2006

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III